SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                       to

                                   FORM 10-SB

                   General Form For Registration of Securities
                         of Small Business Issuers Under
                             Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                    Across America Real Estate Development Corp.
         ---------------------------------------------------------------
        (Exact Name of Small Business Issuer as specified in its charter)



        Colorado                                            20-0003432
----------------------------                          --------------------------
(State or other jurisdiction                          (IRS Employer File Number)
    of incorporation)


 1440 Blake Street, Suite 310
 Denver, Colorado                                            80202
---------------------------------------                   ----------
(Address of principal executive offices)                  (zip code)



                                 (303) 468-3974
               --------------------------------------------------
              (Registrant's telephone number, including area code)





     Securities to be Registered Pursuant to Section 12(b) of the Act: None


        Securities to be Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, $.0.001 per share par value

References in this document to "us," "we," or " Company" refer to Across America Real Estate Development Corp.


Item 1. Description of Business.
        -----------------------

          (a) General Development of Business
          -----------------------------------

We are a Colorado corporation. Our principal business address is 1440 Blake Street, Suite 310, Denver, Colorado 80202. We were incorporated under the laws of the State of Colorado on April 22, 2003.

We have begun active operations and are no longer in the development stage. We finance and develop built-to-suit real estate projects for specific retailers and other tenants who sign long-term leases for use of the property. We plan to create each project such that it will generate income from the placement of the construction loan, rental income during the period in which the property is held, and the capital appreciation of the facility upon sale. Our affiliates, subsidiaries and management will develop the construction and permanent financing for our benefit.

In 2003, we completed a registered offering of our common shares under the provisions of the Colorado securities laws and under an exemption from the federal securities laws. We raised a total of $34,325 in this offering.

In June, 2003, we and GDBA Investments, LLLP ("GDBA"),an affiliate and our largest shareholder, entered into a three year agreement to fund our real estate projects. Under this agreement, we may borrow up to $2,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $2,000,000, up to an additional maximum amount of $6,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $2,000,000 under our agreement to fund.

On June 5, 2003, we finalized an agreement to begin funding our first real estate development project. The project was with Cross Country Properties II, LLC ("CCPII"), a Georgia limited liability company, and subsidiary of ours, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). We hold an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 20 percent and had a 20 percent profit-participation interest in the project. Family Dollar Stores signed a ten year lease at $7.25 per square foot and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. We arranged a Construction loan from GDBA to fund the construction of the building for FDS. The construction loan from GDBA, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929.

In March, 2004, we entered into an agreement with Cross Country Properties III, LLC ("CCPIII"), a Georgia limited liability company, through our wholly-owned subsidiary, CCI Southeast, LLC, to fund an additional real estate development project. We hold a 50 percent ownership interest in CCPIII and had a 50 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 50 percent and had a 50 percent profit-participation interest in the project. CCPIII built a 7,000 square foot retail building, which was occupied by Advance Auto Parts Stores, who signed a fifteen year lease at $11.04 per square foot. The cost of construction, including the cost of land for this building project was $704,000. In addition, we arranged a construction loan from GDBA through our CCI Southeast, LLC subsidiary to fund the construction of this building for Advance Auto Parts. The construction loan interest was the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in to GDBA in the amount of
1.25 percent. The principal, interest and fee was payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090. The total cost of construction (including the cost of land) and fees to sell the building project was $834,966.

In July, 2004 we entered into a non-exclusive letter of intent with Carwash Management and Development, Inc., a company affiliated with GDBA, to develop express car washes in North America. Under this letter of intent, we have a first right of refusal to build and fund 72 build to suit express car washes in the next three years at an average cost of approximately $1,850,000 per facility.

In all of our transactions with affiliates, we examine current market conditions and attempt to develop terms and conditions no less favorable than could be negotiated in an arms-length transaction.

We have not been subject to any bankruptcy, receivership or similar proceeding.


                                  RISK FACTORS

You should carefully consider the risks and uncertainties described below; and all of the other information included in this document. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

WE HAVE HAD A HISTORY OF LOSSES AND HAVE ONLY RECENTLY BEGUN TO GENERATE A
PROFIT.

For the period from inception through December 31, 2003, we generated no revenue. We had a net loss of $22,176 for this period. Our revenues for the six months ended June 30, 2004 were $699,596. We had net income of $8,023 for the six months ended June 30, 2004. Although we have recently become profitable, we cannot say whether our proposed operations will achieve market acceptance such that we will be able to achieve sustained profitability. We have only completed two transactions, so it is difficult for us to accurately forecast our quarterly and annual revenue. However, we use our forecasted revenue to establish our expense budget. Most of our expenses are fixed in the short term or incurred in advance of anticipated revenue. As a result, we may not be able to decrease our expenses in a timely manner to offset any revenue shortfall. We attempt to keep revenues in line with expenses but cannot guarantee that we will be able to do so.

WE HAVE A LACK OF LIQUIDITY AND WILL NEED ADDITIONAL FINANCING IN THE FUTURE.

We are only minimally capitalized. Because we are only minimally capitalized, we expect to experience a lack of liquidity for the foreseeable future in our ongoing operations. We plan to finance our real estate projects separately from the financing of our operations. We will adjust our expenses as necessary to prevent cash flow or liquidity problems. However, we expect we will need additional financing of some type, which we do not now possess, to fully develop our operations. We expect to rely principally upon our ability to raise additional financing, the success of which cannot be guaranteed. To the extent that we experience a substantial lack of liquidity, our development in accordance with our proposed plan may be delayed or indefinitely postponed, which would have a materially adverse impact on our operations and the investors' investment.


AS A NEW COMPANY WITH LIMITED OPERATING HISTORY, WE ARE INHERENTLY A RISKY INVESTMENT. OUR OPERATIONS ARE SUBJECT TO OUR ABILITY TO FINANCE REAL ESTATE PROJECTS.

Because we are a start-up company with a limited history, the operations in which we propose to engage in, the real estate financing of build-to-suite projects for specific national retailers, is an extremely risky business, subject to numerous risks. Our operations will depend, among other things, upon our ability to finance real estate projects and for those projects to be sold. Further, there is the possibility that our proposed operations will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or necessary to sustain the investment. Our operations may be affected by many factors, some of which are beyond our control. Any of these problems, or a combination thereof, could have a materially adverse effect on our viability as an entity.


THE MANNER IN WHICH WE FINANCE OUR PROJECTS CREATES THE POSSIBILITY OF A CONFLICT OF INTEREST.

We fund our projects with construction financing to be obtained through the efforts of our management and largest shareholder, GDBA. This arrangement could create a conflict of interest with respect to such financings. However, there may be an inherent conflict of interest in the arrangement until such time as we might seek such financings on a competitive basis.


INTENSE COMPETITION IN OUR MARKET COULD PREVENT US FROM DEVELOPING REVENUE AND PREVENT US FROM ACHIEVING ANNUAL PROFITABILITY.

We provide a defined service to finance real estate projects. The barriers to entry are not significant. Our service could be rendered noncompetitive or obsolete. Competition from larger and more established companies is a significant threat and expected to increase. Most of the companies with which we compete and expect to compete have far greater capital resources, and many of them have substantially greater experience in real estate development. Our ability to compete effectively may be adversely affected by the ability of these competitors to devote greater resources than we can.

OUR SUCCESS WILL BE DEPENDENT UPON OUR MANAGEMENT'S EFFORTS.

Our success will be dependent upon the decision making of our directors and executive officers. These individuals intend to commit as much time as necessary to our business, but this commitment is no assurance of success. The loss of any or all of these individuals, particularly Mr. Alexander V. Lagerborg, our President, could have a material, adverse impact on our operations. We have no written employment agreements with any officers and directors, including Mr. Lagerborg. We have not obtained key man life insurance on the lives of any of these individuals.

OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PUBLIC SALE PRICE.

There has been, and continues to be, a limited public market for our common stock. Although our common stock trades in the Pink Sheets, an active trading market for our shares has not, and may never develop or be sustained. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial price you paid. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

*    actual or anticipated fluctuations in our operating results;

* changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

* changes in market valuations of other real estate oriented companies, particularly those that market services such as ours;

* announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

* introduction of technologies or product enhancements that reduce the need for our services;

*    the loss of one or more key customers; and

*    departures of key personnel.

Of our total outstanding shares as of June 30, 2004, a total of 15,865,000, or approximately 98.9%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

OUR STOCK HAS A LIMITED PUBLIC TRADING MARKET

While our common stock currently trades, our market is limited and sporadic. We trade in the Pink Sheets. We cannot assure that such a market will improve in the future, even if our securities are listed on the NASD Bulletin Board. The NASD Bulletin Board requires that we be a reporting company under the Securities Exchange Act of 1934. However, we cannot guarantee that we will be accepted for listing on the NASD Bulletin Board. Further, we cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market does develop, the price may be highly volatile. The factors which we have discussed in this document may have a significant impact on the market price of the common stock. It is also possible that the relatively low price of our common stock may keep many brokerage firms from engaging in transactions in our common stock.

THE OVER-THE-COUNTER MARKET FOR STOCK SUCH AS OURS HAS HAD EXTREME PRICE AND VOLUME FLUCTUATIONS.

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the our industry and in the investment markets generally, as well as economic conditions and quarterly variations in our operational results, may have a negative effect on the market price of our common stock.

WE DO NOT EXPECT TO PAY DIVIDENDS ON COMMON STOCK

We have not paid any cash dividends with respect to our common stock, and it is unlikely that we will pay any dividends on our common stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

          (b) Narrative Description of the Business
          -----------------------------------------
     General
     -------

We have begun revenue-producing operations and are currently profitable. We act as a co-developer, principally as a financier, for built-to-suit real estate development projects for retailers who sign long-term leases for use of the property. We plan to create each project such that it will generate income from the placement of the construction loan, current income during the period in which the property is held, and the capital appreciation of the facility upon sale. Affiliates and management of ours will develop the construction and permanent financing for our benefit.

All of our operations are located in the State of Colorado. We plan to use our status as a public company to expand our operations. However, there can be no assurance that this objective will be achieved.

     Organization
     ------------

We are comprised of one corporation with three subsidiaries. We own 100% of CCI Southeast, LLC, 80% of Cross Country Properties II, LLC, and 50% of Cross Country Partners III, LLC. We plan to loan funds through CCI Southeast, LLC to limited liability companies in which we have an ownership interest. This ownership interest will vary, depending upon the project.

We are filing this Form 10-SB on a voluntary basis because we plan to engage in equity and/or debt financing in the foreseeable future and believe that our fund raising will be enhanced by having a record of regular disclosure under the Securities Exchange Act of 1934 (the "1934 Act"). We have no plans in the foreseeable future, under any circumstances, to terminate our registration under the 1934 Act.

          (c) Operations
          --------------

We act as a co-developer, principally as a financier, to develop built-to-suit real estate projects for specific retailers and other tenants who sign long-term leases for use of the property. We plan to create each project such that it will generate income from the placement of the construction loan, rental income during the period in which the property is held, and the capital appreciation of the facility upon sale.

Our proposed activities will include raw land acquisition and facility construction. In such a situation, we would provide construction and property management expertise in exchange for construction and management fees and an equity interest in the property. We also plan to develop projects with construction and permanent financing to be obtained through the efforts of our management and affiliates. Initially, we may hire third party contractors to work on our projects but may eventually use our own staff as well. We will create each project such that it will generate income from the placement of the construction loan, current income during the period in which the property is held, and the capital appreciation of the facility upon sale.

Our original focus will be in the south eastern part of the country, as well as the Denver, Colorado metropolitan area. However, we may also look at projects throughout the State of Colorado and the remainder of the United States. We will focus on construction projects for national retailers.

In June, 2003, we and GDBA Investments, LLLP ("GDBA"),an affiliate and our largest shareholder, entered into a three year agreement to fund our real estate projects. Under this agreement, we may borrow up to $2,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $2,000,000, up to an additional maximum amount of $6,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $2,000,000 under our agreement to fund.

On June 5, 2003, we finalized an agreement to begin funding our first real estate development project. The project was with Cross Country Properties II, LLC ("CCPII"), a Georgia limited liability company, and subsidiary of ours, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). We hold an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 20 percent and had a 20 percent profit-participation interest in the project. Family Dollar Stores signed a ten year lease at $7.25 per square foot and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. We arranged a Construction loan from GDBA to fund the construction of the building for FDS. The construction loan from GDBA, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929.

In March, 2004, we entered into an agreement with Cross Country Properties III, LLC ("CCPIII"), a Georgia limited liability company, through our wholly-owned subsidiary, CCI Southeast, LLC, to fund an additional real estate development project. We hold a 50 percent ownership interest in CCPIII and had a 50 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 50 percent and had a 50 percent profit-participation interest in the project. CCPIII built a 7,000 square foot retail building, which was occupied by Advance Auto Parts Stores, who signed a fifteen year lease at $11.04 per square foot. The cost of construction, including the cost of land for this building project was $704,000. In addition, we arranged a construction loan from GDBA through our CCI Southeast, LLC subsidiary to fund the construction of this building for Advance Auto Parts. The construction loan interest was the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in to GDBA in the amount of
1.25 percent. The principal, interest and fee was payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090. The total cost of construction (including the cost of land) and fees to sell the building project was $834,966.

In July, 2004 we entered into a non-exclusive letter of intent with Carwash Management and Development, Inc., a company affiliated with GDBA, to develop express car washes in North America. Under this letter of intent, we have a first right of refusal to build and fund 72 build to suit express car washes in the next three years at an average cost of approximately $1,850,000 per facility.

In all of our transactions with affiliates, we examine current market conditions and attempt to develop terms and conditions no less favorable than could be negotiated in an arms-length transaction.

Otherwise, we carry no substantial inventories or accounts receivable to date. At the present time, other than the financing from construction and permanent financing, we have no plans to raise any additional funds within the next twelve months. Any working capital will be expected to be generated from internal operations. However, we reserve the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures. No independent market surveys have ever been conducted to determine demand for our products and services. Therefore, there can be no assurance that any of its objectives will be achieved.

In addition we plan to expand through acquisition. We will not only look at our present industry but will reserve the right to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in business which generates revenues. We will seek opportunities for long-term growth potential as opposed to short-term earnings. As of the date hereof, we have no business opportunities under investigation. None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company.

We have one full-time employee, our President, Mr. Alexander V. Lagerborg. Our other officer has agreed to allocate a portion of her time to our activities, without compensation. Our directors, except for Mr. Lagerborg, are paid $500 per board meeting. These officers and directors anticipate that our business plan can be implemented by their collectively devoting approximately twenty hours per month to our business affairs. Consequently, conflicts of interest may arise with respect to the limited time commitment of such officers. These officers will use their best judgments to resolve all such conflicts.

          (d) Markets
          -----------

Our initial marketing plan is focused completely on developing our customer base and individual projects. As of the date hereof, we have identified and have had preliminary discussions with several prospective retailers but, with the exception of our projects involving Family Dollar Stores and Advance Auto Parts Stores, we have not entered into any definitive agreements but have had preliminary discussions with several entities. We plan, for the present time, to utilize the expertise of our principal officers to develop our business. Each individual will utilize his previous contacts in business to develop potential opportunities. We plan to eventually sell our services through our own employees and authorized representatives.

          (e) Raw Materials
          -----------------

The use of raw materials is not a material factor in our operations at the present time. We do not expect raw materials to be a material factor in the future.

          (f)  Customers and Competition
          ------------------------------

Our operational activities are in the business of financing build-to-suit real estate projects for specific retailers who sign long term leases for use of the property. We believe that this is a potentially large market with no single company or groups of companies holding a dominant share. However, project development is related to being able to convince retailers and developers to use our services, as opposed to the services of others. We are a new company with no history of success. As a result, we expect to be at a competitive disadvantage in securing projects. Moreover, we believe that there are a number of established competitors, virtually all of which are larger and better capitalized than we are who have greater numbers of personnel, more resources and more extensive technical expertise. In view of our combined extremely limited financial resources and limited management availability, we believe that we will continue to be at a significant competitive disadvantage compared to our competitors. There can be no guarantee that we will be able to compete successfully in the future.

          (g)  Backlog
          ------------

     At June 30, 2004, we had no backlogs.

          (h)  Employees
          --------------

At as of the date hereof, we have one full-time employee, our President, Mr. Alexander V. Lagerborg. Mr. Lagerborg receives a salary of $6,750 per month, plus an incentive compensation bonus calculated by taking the profit distributed to us on each development project and multiplying the profit by 6%. This bonus will be paid on a cumulative basis and paid quarterly. If a project is not profitable and we have a loss on a project, the loss will be calculated in the formula and will be deducted from compensation. We reimburse Mr. Lagerborg for all necessary and customary business related expenses.

In addition, Mr. Lagerborg has purchased from GDBA RE One, LLC, one of our affiliates, a total of 210,000 shares of our common stock in a private transaction. These affiliates will have the right to reacquire these shares for the original purchase price if Mr. Lagerborg leaves his employment during the first three years of his employment. If Mr. Lagerborg leaves during the first year, all shares can be reacquired, subject to certain exceptions. If Mr. Lagerborg leaves during the second year, 120,000 shares can be reacquired. And if Mr. Lagerborg leaves during the third year, 60,000 shares can be reacquired. We do not plan to hire additional employees in the next year.

We pay our non-management Directors $500 for each Board meeting they attend and reimburse them for any out-of-pocket expenses incurred by them in connection with our business. Our other officer and directors have agreed to allocate a portion of their time to our activities, without compensation. These officers and directors anticipate that our business plan can be implemented by their collectively devoting approximately twenty hours per month to our business affairs.

          (i)  Proprietary Information
          ----------------------------

     We own no proprietary information.

          (j)  Government Regulation
          --------------------------

All of our projects have and will require governmental approval. The extent of the approval varies with the project and the jurisdiction. The cost of complying with existing or probable governmental regulations, including environmental laws, could be significant. However, we plan to choose our projects to minimize the effects of governmental regulations. At the present time, we have no current projects and are not awaiting any governmental approvals.

Other than regulation normally incident to the real estate construction and development industry, we are not subject to any material governmental regulation or approvals. However, it is our policy to fully comply with all governmental regulation and regulatory authorities.

          (k)  Research and Development
          -----------------------------

We have never spent any amount in research and development activities.

          (l)  Environmental Compliance
          -----------------------------

We are not subject to any material costs for compliance with any environmental laws.

Item 2. Management's Discussion and Analysis or Plan of Operations.
        -----------------------------------------------------------

The following discussion contains forward-looking statements regarding us, our business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that may affect such forward-looking statements include, without limitation: our ability to successfully develop new products and services for new markets; the impact of competition on our revenues, changes in law or regulatory requirements that adversely affect or preclude clients from using us for certain applications; delays our introduction of new products or services; and our failure to keep pace with our competitors.

When used in this discussion, words such as "believes", "anticipates", "expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

GENERAL

     Our results of operations will probably be subject to variations. The results for a particular period may vary as a result of a number of factors. These include:

*    the overall state of the real estate segment of the economy,
*    the development status of and demand for our services and products,
*    economic conditions in our markets,
*    the timing of expenditures in anticipation of future revenues,
*    the mix of services and products sold by us,
*    the introduction of new services and products,
*    product enhancements by us or our competitors, and
*    pricing and other competitive conditions.

OVERVIEW AND RECENT DEVELOPMENTS

We are in the business of financing built-to-suit real estate projects for specific retailers who sign long-term leases.

We were incorporated under the laws of the State of Colorado on April 22, 2003. We have begun revenue-producing operations and are currently profitable.

In 2003, we completed a registered offering of our common shares under the provisions of the Colorado securities laws and under an exemption from the federal securities laws. We raised a total of $34,325 in this offering.

GENERAL

The following discussion involves our results of operations from inception through June 30, 2004.

RESULTS OF OPERATIONS

We had not generated any revenues from inception through March 31, 2004. Our revenues for the six months ended June 30, 2004 were $699,596. We had no revenues from inception through June 30, 2003 or from inception through December 31, 2003.

Our total operating expenses for the six months ended June 30, 2004 were $676,984. Our total operating expenses from inception through June 30, 2003 were $7,339. We had $22,176 in total operating expenses from inception through December 31, 2003. The major components of operating expenses are cost of sales, salaries, payroll taxes and professional fees. Operating expenses include all direct costs incurred in our operations. The difference between our gross revenues and total operating expenses is our income (loss) before income taxes.

We had net income of $8,023 for the six months ended June 30, 2004. Our net loss from inception through June 30, 2003 was $7,339. We had a net loss of $22,048 from inception through December 31, 2003.

We have begun to generate revenues from our real estate development projects and are no longer in the development stage. We closed our first transaction in June, 2004 and sold the project for $687,141. We closed our second transaction in August, 2004 with sales revenue of approximately $1,078,090. We are actively seeking additional projects. In the second half of the fiscal year, we anticipate seeing increased activity, which should correspond to development of revenues as the fiscal year progresses. It is too early to know whether or not we will be profitable this year.

PLAN OF OPERATION; MILESTONES
-----------------------------

In June, 2003, we and GDBA Investments, LLLP ("GDBA"),an affiliate and our largest shareholder, entered into a three year agreement to fund our real estate projects. Under this agreement, we may borrow up to $2,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $2,000,000, up to an additional maximum amount of $6,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $2,000,000 under our agreement to fund.

On June 5, 2003, we finalized an agreement to begin funding our first real estate development project. The project was with Cross Country Properties II, LLC ("CCPII"), a Georgia limited liability company, and subsidiary of ours, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). We hold an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 20 percent and had a 20 percent profit-participation interest in the project. Family Dollar Stores signed a ten year lease at $7.25 per square foot and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. We arranged a Construction loan from GDBA to fund the construction of the building for FDS. The construction loan from GDBA, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929.

In March, 2004, we entered into an agreement with Cross Country Properties III, LLC ("CCPIII"), a Georgia limited liability company, through our wholly-owned subsidiary, CCI Southeast, LLC, to fund an additional real estate development project. We hold a 50 percent ownership interest in CCPIII and had a 50 percent profit-participation interest in the project. An unaffiliated third party organization, the Moody Group, LLC, owned the remaining 50 percent and had a 50 percent profit-participation interest in the project. CCPIII built a 7,000 square foot retail building, which was occupied by Advance Auto Parts Stores, who signed a fifteen year lease at $11.04 per square foot. The cost of construction, including the cost of land for this building project was $704,000. In addition, we arranged a construction loan from GDBA through our CCI Southeast, LLC subsidiary to fund the construction of this building for Advance Auto Parts. The construction loan interest was the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in to GDBA in the amount of
1.25 percent. The principal, interest and fee was payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090. The total cost of construction (including the cost of land) and fees to sell the building project was $834,966.

In July, 2004 we entered into a non-exclusive letter of intent with Carwash Management and Development, Inc., a company affiliated with GDBA, to develop express car washes in North America. Under this letter of intent, we have a first right of refusal to build and fund 72 build to suit express car washes in the next three years at an average cost of approximately $1,850,000 per facility.

In all of our transactions with affiliates, we examine current market conditions and attempt to develop terms and conditions no less favorable than could be negotiated in an arms-length transaction.

At the present time, we have completed two real estate transactions and are in the process of actively seeking others. Our plan is to develop at least one project per quarter for the next twelve months. After the first twelve months, we plan to close and to develop at least one project per quarter. We have secured financing through GDBA, our largest shareholder, and we expect to continue to rely upon this financing to develop our projects. We do not foresee expanding our financing capability beyond the $2,000,000 limit at this time. However, GDBA has agreed to co-sign on a loan for up to an additional $6,000,000 in lending on our behalf.

Our operations are currently profitable. We plan to maintain this profitability by developing projects. We plan to use our present staff for the foreseeable future, although we may hire additional staff if we develop sufficient projects to justify the added overhead expenses.
While we are currently profitable, we cannot guarantee that we will continue to be profitable in the future.

Liquidity and Capital Resources

Cash at June 30, 2004 was $171,604.

Our net cash provided by operating activities was $11,427 for the six months ended June 30, 2004. Our net cash used by operating activities was $6,589 from inception through June 30, 2003. Our net cash used by operating activities was $17,798 from inception through December 31, 2003.

Our net cash used in investing activities was $505,654 for the six months ended June 30, 2004. We used no cash for investing activities from inception through June 30, 2003. The cash used for investing activities was related entirely to progress payments on our construction projects.

Our net cash provided by financing activities was $505,654 for the six months ended June 30, 2004. Our net cash provided by financing activities was $177,975 from inception through June 30, 2003 and from inception through December 31, 2003. In 2004, we received loans for our construction projects under our loan agreement with one of our shareholders. In 2003, we sold our common shares through a private placement and also completed a registered offering of our common shares under the provisions of the Colorado securities laws and under an exemption from the federal securities laws.

We have recently become profitable. Nevertheless, we attempt to operate with minimal overhead. Our primary activity will be to develop a revenue stream through various real estate projects. If we succeed in this effort and generate sufficient revenues, we can become profitable. We cannot guarantee that we will continue to be profitable

We feel that we have inadequate working capital to pursue any business opportunities other than seeking real estate projects in accordance with our business plan. We do not intend to pay dividends in the foreseeable future. Otherwise, we have made no current capital or purchase commitments.

Recently Issued Accounting Pronouncements

We do not expect the adoption of any recently issued accounting pronouncements to have a significant impact on our net results of operations, financial position, or cash flows.

Seasonality

We do not expect our revenues to be impacted by seasonal demands for our products or services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.

We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to us. These critical accounting policies relate to bad debts, impairment of intangible assets and long lived assets, contractual adjustments to revenue, and contingencies and litigation. We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial conditions or results of operations.

Item 3. Description of Property
        -----------------------

We conduct our operations within the headquarters of GDBA Investments, LLLP, an affiliate and our largest shareholder. We use its office space, for which we pay rent of $250 per month under an operating lease to rent office space. The term of the lease commenced June 1, 2003 and expired December 31, 2003, but was extended for an additional year on the same terms. As of June 30, 2004, we owe GDBA Investments, LLLP a total of $3,250 for the June, 2003 through June, 2004 lease payments. We believe that this arrangement will be sufficient for our foreseeable operations.


Item 4. Security Ownership of Certain Beneficial Owners and Management
        --------------------------------------------------------------

The following sets forth the number of shares of our $.0.001 par value common stock beneficially owned by (i) each person who, as of May 1, 2004, was known by us to own beneficially more than five percent (5%) of its common stock; (ii) our individual Directors and (iii) our Officers and Directors as a group. A total of 16,036,625 common shares were issued and outstanding as of May 1, 2004.

Name and Address                    Amount and Nature of           Percent of
of Beneficial Owner                 Beneficial Ownership (1)(2)      Class
-------------------                 ---------------------------      -----
GDBA Investments, LLLP(3)                10,557,500                  65.8%
1440 Blake Street, Suite 310
Denver, Colorado 80202

Sarmat, LLC(4)                            3,255,000                  20.3%
1440 Blake Street, Suite 310
Denver, Colorado 80202

Alexander V. Lagerborg(5)                   396,000                   2.5%
1440 Blake Street, Suite 310
Denver, Colorado 80202

Joni K. Troska(6)                            22,000                    .1%
1440 Blake Street, Suite 310
Denver, Colorado 80202

Charles J. Berling                           35,000                    .2%
1440 Blake Street, Suite 310
Denver, Colorado 80202

Eric Balzer(7)                              225,000                   1.4%
1440 Blake Street, Suite 310
Denver, Colorado 80202

All Officers and Directors as a Group       678,000                   4.2%
(four persons)

(1) All ownership is beneficial and of record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) A total 10,557,500 shares are owned of record. Does not include a total of 10,000 shares are owned in the name of adult children of the affiliate of this entity, for which it disclaims beneficial ownership, or a total of 170,000 shares which are owned in the name of GDBA RE One, LLC, an entity owned by this affiliate and Sarmat LLC.

(4) A total of 2,055,000 of these shares are owned of record. and a total of 1,200,000 shares are owned in the name of family members of the affiliate of this entity. Does not include a total of 170,000 shares, which are owned in the name of GDBA RE One, an entity owned by this affiliate and GDBA Investments, LLLP.

(5) Includes 185,000 shares owned of record by Mr. Lagerborg and 1,000 shares owned of record by Mr. Lagerborg's family members, for which he disclaims beneficial ownership. In addition, Mr. Lagerborg has purchased from GDBA RE One, LLC a total of 210,000 shares of our common stock in a private transaction at a price of $.01 per share on February 1, 2004. GDBA RE One, LLC will have the right to reacquire these shares for the original purchase price if Mr. Lagerborg leaves his employment during the first three years of his employment, subject to certain exceptions. If Mr. Lagerborg leaves during the first year, all shares can be reacquired. If Mr. Lagerborg leaves during the second year, 120,000 shares can be reacquired. And if Mr. Lagerborg leaves during the third year, 60,000 shares can be reacquired.

(6) Includes 10,000 shares owned of record by Ms. Troska and 12,000 shares owned of record by Ms. Troska's husband, for which she disclaims beneficial ownership.

(7) A total of 150,000 shares are owned in the name of an affiliated entity. A total of 75,000 shares are owned in the name of Mr. Balzer's son. Mr. Balzer disclaims beneficial ownership of these shares.

Item 5. Directors, Executive Officers, Promoters and Control Persons
        ------------------------------------------------------------

     Our Directors and Executive Officers, their ages and present positions held are as follows:

NAME                          AGE      POSITION HELD
-------------------           ---      ----------------------------------

Alexander V. Lagerborg        57       President, Chief Executive Officer, and
                                       Director

Joni K. Troska                44       Secretary-Treasurer, Chief Financial
                                       Officer

Charles J. Berling            60       Director

Eric Balzer                   54       Director

Our Directors will serve in such capacity until our next annual meeting of shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our Directors. There are no family relationships among our officers and directors, nor are there any arrangements or understandings between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Mr. Lagerborg has been the President of Across America Real Estate Development since February 2004. He became a Director in April, 2004. He has been involved with the Company since its inception. From March 1999 through January 2004 Mr. Lagerborg served as President of Capital Strategies Network, an investor relations firm that provided investor relation counsel on a national basis to publicly traded companies. From 1997 until 1999 Mr. Lagerborg served as Director of Investor Relations for Recycling Industries a publicly traded national metal recycling company. Mr. Lagerborg also served as Executive Vice President and co-founder of Landmark Title Services Corporation a regional real estate title insurance company. Mr. Lagerborg received a Bachelor of Arts degree in economics from The Colorado College in 1969 and has done graduate work in business at the University of Southeast Missouri.

Ms. Troska has been our Secretary-Treasurer and Chief Financial Officer since our inception. Prior to that time, she started SP Business Solutions, a business consulting service, in April, 2002. Prior to that date, she was employed for fourteen years as the General Accounting Manager and financial liaison for software implementations and acquisition integration by Advanced Energy Industries, Inc., a public international electronics manufacturing company, in Fort Collins, Colorado.

Charles J. Berling has been a Director since April, 2004. He has extensive experience in the real estate industry and related operational and development experience. He has served as the Director of Real Estate for All Terrain Property Funds since 2003. This is a private company which acquires distress real estate properties. He also has owned and managed Berling Equities LLC, a real estate development, consulting and Real Estate Services Company since 1992. Mr. Berling also serves as a member of the board of directors of Matrix Capital Bank and is a member of the Urban Land Institute and the University of Colorado Real Estate Council. He has been responsible for developing more than 17 million square feet and $2 Billion of commercial real estate in major markets throughout the United States, while holding executive positions with Homart Development Co., Glacier Park Co. and BetaWest Properties. Mr. Berling is a 1965 graduate of Princeton University.

Mr. Balzer has been a Director of ours since our inception. He also has served as a member of the Board of Directors and Chairman of the Audit Committee of Ramtron International Corporation (RMTR), a NASDAQ National Market Company which designs specialized semiconductor products, since September, 1998. Mr. Balzer was Senior Vice-President of Operations at Advanced Energy Industries (AEIS) from 1990 to 1999. Prior to joining Advanced Energy, Mr. Balzer was the Controller and, later, the Material and Manufacturing Manager of the Colorado Springs facility for International Business Machines (IBM). In addition to Advanced Energy, he has been a senior manager in one other successful start-up company, Colorado Manufacturing Technology, Inc., which was subsequently sold. His experience also includes financial oversight responsibilities for $1.5 Billion of cost plus construction programs with Shell Oil Company. Mr. Balzer currently manages his own residential real estate development and property management companies. These companies are known as Antares Development,LLC which has been in business since November, 1997 and Antares Property Management, Inc., which has been in business since July, 1999.

Item 6. Executive Compensation
        ----------------------

None of our officers or directors received any compensation from inception through December 31, 2003. We were formed in April, 2003.

Beginning in February, 2004, our President, Mr. Lagerborg receives a salary of $6,750 per month, plus an incentive compensation bonus calculated by taking the profit distributed to us on each development project and multiplying the profit by 6%. This bonus will be paid on a cumulative basis and paid quarterly. If a project is not profitable and we have a loss on a project, the loss will be calculated in the formula and will be deducted from compensation. We reimburse Mr. Lagerborg for all necessary and customary business related expenses.

Mr. Lagerborg has purchased from GDBA RE One, LLC a total of 210,000 shares of our common stock in a private transaction at a price of $.01 per share on February 1, 2004. GDBA RE One, LLC will have the right to reacquire these shares for the original purchase price if Mr. Lagerborg leaves his employment during the first three years of his employment, subject to certain exceptions. If Mr. Lagerborg leaves during the first year, all shares can be reacquired. If Mr. Lagerborg leaves during the second year, 120,000 shares can be reacquired. And if Mr. Lagerborg leaves during the third year, 60,000 shares can be reacquired.

We have no plans or agreements which provide health care, insurance or compensation on the event of termination of employment or change in our control.

We pay our non-management Directors $500 for each Board meeting they attend and reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Our other officer has agreed to allocate a portion of her time to our activities, without compensation. Our officers and directors anticipate that our business plan can be implemented by their collectively devoting approximately twenty hours per month to our business affairs.

Item 7. Certain Relationships and Related Transactions
        ----------------------------------------------

We conduct our operations within the headquarters of GDBA Investments, LLLP, an affiliate and our principal shareholder. We use its office space, for which we pay rent of $250 per month under an operating lease to rent office space. The term of the lease commenced June 1, 2003 and expired December 31, 2003, but was extended for an additional year on the same terms. As of March 31, 2004, we owe GDBA Investments, LLLP a total of $3,250 for the June through March 2004 lease payments.

In June, 2003, we and GDBA Investments, LLLP ("GDBA"),an affiliate and our largest shareholder, entered into a three year agreement to fund our real estate projects. Under this agreement, we may borrow up to $2,000,000 for our projects. Each loan will be secured only by the properties against which the loans are made. We will not provide any loan guarantees. The interest rate on the loans and other terms will be negotiated with each loan transaction. GDBA has also agreed, if necessary, assist us with obtaining additional capital over and above the $2,000,000, up to an additional maximum amount of $6,000,000 from an institutional lender of construction financing by co-signing on our behalf. This additional amount will be available for the three years of the agreement and after we have depleted all of the original $2,000,000 under our agreement to fund. As of the date hereof, no amounts are outstanding under this loan.

In July, 2004 we entered into a non-exclusive letter of intent with Carwash Management and Development, Inc., a company affiliated with GDBA, to develop express car washes in North America. Under this letter of intent, we have a first right of refusal to build and fund 72 build to suit express car washes in the next three years at an average cost of approximately $1,850,000 per facility.

In all of our transactions with affiliates, we examine current market conditions in an attempt to develop terms and conditions no less favorable than could be negotiated in an arms-length transaction.

Except for Mr. Lagerborg, all of our officers and directors are involved in other real estate projects. This involvement could be the basis for conflicts of interest. Everyone will use their best efforts to minimize the impact of such conflicts including, but not limited to, refraining from considering or voting on projects which may give rise to personal conflicts.

Item 8. Description of Securities
        -------------------------


We are authorized to issue 50,000,000 shares of Common Stock, par value $.0.001 per share, and 1,000,000 shares of Preferred Stock, par value $.10 per share, to have such classes and preferences as our Board of Directors may determine from time to time.. As of December 31, 2003, we had 16,036,625 shares of Common Stock issued and outstanding. No Preferred Stock has ever been issued or outstanding.

     Common Stock
     ------------

The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of our liquidation, the holders of Common Stock will share equally in any balance of our assets available for distribution to them after satisfaction of creditors and the holders of our senior securities, whatever they may be. We may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but we have paid no cash dividends on our Common Stock.

     Preferred Stock
     ---------------

Under the Articles of Incorporation, the Board of Directors has the authority to issue non- voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
        Other
        ------------------------------------------------------------------------

          Stockholder Matters.
          --------------------

     (a)  Principal Market or Markets
     --------------------------------

Our securities are listed for trading in the Pink Sheets and are quoted under the symbol, AARD. We began trading in January, 2004. Because we trade in the Pink Sheets, a shareholder may find it difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock.

     (b)  Approximate Number of Holders of Common Stock
     --------------------------------------------------

As of the date hereof, a total of 16,036,625 of shares of our Common Stock were outstanding and the number of holders of record of our common stock at that date was sixty-eight.

     (c)  Dividends
     --------------

 Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors. No dividends on the common stock were paid by us during the periods reported herein nor do we anticipate paying dividends in the foreseeable future.

     (d) The Securities Enforcement and Penny Stock Reform Act of 1990
     ------------------------------------------------------------------

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which:

- contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

- contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities Act of 1934, as amended;

- contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;

- contains a toll-free telephone number for inquiries on disciplinary actions;

- defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

- contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

     -  the bid and offer quotations for the penny stock;
     - the compensation of the broker-dealer and its salesperson in the transaction;
     - the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
     - monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Item 2. Legal Proceedings.
        ------------------

No legal proceedings of a material nature to which we are a party were pending during the reporting period, and we know of no legal proceedings of a material nature pending or threatened or judgments entered against any of our directors or officers in their capacity as such.

Item 3. Changes In and Disagreements With Accountants.
        ---------------------------------------------

We did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

Item 4. Recent Sales of Unregistered Securities.
        ----------------------------------------

During May, 2003, we sold a total of 15,865,000 shares of our $.001 par value common stock for a total of $154,150 in a series of sequential private placement offerings at prices which ranged from $0.001 per share to $0.01 per share pursuant to exemptions from registration claimed under Section 3(b), 4(2) and/or 4(6) of the Securities Act of 1933, as amended, including Rule 504 thereunder. The shares were sold through the Company's officers and directors. Sales were made to the following persons and entities:

            Name                                Number of Shares
------------------------------                  ----------------
GDBA Investments, LLLP                            11,040,000
Sarmat, LLC                                        3,460,000
Loyd W. Klemsz                                       245,000
Langdon Limited Liability Co.                        215,000
Eric and Barb Balzer                                 200,000
Alexander V. Lagerborg                               185,000
Todd R. Backman                                      100,000
David Wagner, Trustee                                100,000
Patrick Kanouff                                       50,000
Courtney Tilley                                       50,000
Gary J. Ceriani                                       25,000
Stephen Jacobsen                                      25,000
Thomas C. Grove                                       25,000
Christopher D. Thompson                               25,000
Edward R. Gorab                                       25,000
Michael J. Klemsz                                     25,000
Scott C. Klemsz                                       25,000
Katherine A. Hoagland                                 20,000
Joni Troska                                           10,000
Andrea R. Stone                                       10,000
Michael J. McCloskey                                   5,000

Total                                             15,865,000


On May 15, 2003, we filed a Limited Registration Offering Statement with the Colorado Division of Securities (the Division") relating to a proposed offering of up to 500,000 shares of our Common Stock. The Registration was declared effective by the Division on June 9, 2003. During June and July 2003,we sold 171,625 shares of our $.001 par value Common Stock at $.20 per share pursuant to the Registration. We relied upon registration in Colorado and exemption from registration under Rule 504 under federal securities laws in connection with the offering. The shares were sold through our officers and directors on a "best efforts, all-or-none" basis. Sales were made to the following persons and entities:

            Name                                       Number of Shares
------------------------------                         ----------------
Loyd W, Klemsz                                             12,500
Christine Kanouff                                           2,500
Stephen Jacobson                                              500
Barbara Ceriani by Gary Ceriani                             2,500
Kevin O'Rell                                                  125
Vanessa A. Porterfield                                        125
Victoria A. Petersen                                          125
Charles C. Moffett, Ill                                       125
John 0. Spykstra                                              125
Carol J. Spykstra                                             125
Gregory M. Manzanares                                         125
Gary G. Clark                                                 500
David R. Reitsma                                              500
John F.Tesone                                                 125
Christa A. Tesone                                             125
Kevin J. Kanouff                                            2,500
Alta L. Bird, by Gary Ceriani                               2,500
Kelly McPherson. by Gary Ceriani                            2,500
Lisa K. Collett                                            10,000
Christopher D Thompson                                     12,500
Kimberly A. Maturo                                         12,500
James Hilt                                                 12,500
Robert L. Berry                                               250
Tom & Andrea Stone                                         12,500
Stephen Stone                                              12,500
Allen C. Stone                                             12,500
Katherine A. Hoagland                                         750
David Davis                                                 1,250
Sean P Sedita                                              12,500
Edward R. Gorab                                               500
Christine Lagerborg                                           500
Dan Sherwood                                                  125
Charles J. Berling                                          5,000
Eileen S. Berling                                           5,000
Karl N. Bruce                                               1,000
Daniel F. Shea                                              1,500
A. J. Cohen                                                 3,000
R C Arroyo                                                    125
Harold W. Patton                                              125
Kathryn Fox                                                 2,500
Michael Troska                                             12,000
Kenneth Munsch                                             12,000
Timothy Lagerborg                                             250
Daniel  Lagerborg                                             250
Jay Wuchner                                                   125
Donald Grahek                                                 250

Total                                                     171,625

Item 5. Indemnification of Directors and Officers.
        ------------------------------------------

     The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

          (a) The person conducted himself or herself in good faith;

          (b) The person reasonably believed:

               (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

               (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

          (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

     A corporation may not indemnify such person under this Section 7-109-102 of
CRS:

          (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

          (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

          (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

          (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

          (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent l legal counsel selected by majority vote of the Board of Directors.

The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                          (A Development Stage Company)
                          Index to Financial Statements

                                                                            Page
                                                                            ----

Independent Auditors' Report .............................................   F-2

Consolidated Balance Sheets at June 30, 2004 (unaudited) and
     December 31, 2003 ...................................................   F-3

Consolidated Statements of Operations for the six months ended
     June 30, 2004 (unaudited), from April 22, 2003 (inception)
     through June 30, 2003, (unaudited), and from April 22, 2003
     (inception) through December 31, 2003 ...............................   F-4

Consolidated Statement of Changes in Shareholders' Equity from
     April 22, 2003 (inception) through December 31, 2003 and
     for the six months ended June 30, 2004 (unaudited) ..................   F-5

Consolidated Statements of Cash Flows for the six months ended
     June 30, 2004 (unaudited), from April 22, 2003 (inception)
     through June 30, 2003, (unaudited), and from April 22, 2003
     (inception) through December 31, 2003 ...............................   F-6

Notes to Consolidated Financial Statements ...............................   F-7

                          Independent Auditors' Report


To the Board of Directors and Shareholders:
Across America Real Estate Development Corp.


We have audited the accompanying consolidated balance sheet of Across America Real Estate Development Corp. (a development stage company) as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the period from April 22, 2003 (inception) through December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Across America Real Estate Development Corp. as of December 31, 2003, and the results of their operations and their cash flows for the period from April 22, 2003 (inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/ Cordovano and Honeck, P.C.
------------------------------
Cordovano and Honeck, P.C.
Denver, Colorado
February 24, 2004

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                          Consolidated Balance Sheets

                                                                       June 30,        December 31,
                                                                         2004              2003
                                                                    --------------    --------------
                                                                     (Unaudited)
                                     Assets
Current assets:
    Cash ........................................................   $      171,604           160,177
    Accounts receivable .........................................            7,141              --
                                                                    --------------    --------------
                  Total current assets ..........................          178,745           160,177

Construction in progress (Note 1) ...............................          505,654              --
                                                                    --------------    --------------

                                                                    $      684,399    $      160,177
                                                                    ==============    ==============

                      Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable and accrued liabilities ....................   $       11,545    $        2,500
    Indebtedness to related party (Note 2) ......................          508,904             1,750
                                                                    --------------    --------------
                  Total current liabilities .....................          520,449             4,250
                                                                    --------------    --------------

Shareholders' equity (Notes 2 and 3):
    Preferred stock, $.10 par value; 1,000,000 shares authorized,
       -0- and -0- shares issued and outstanding, respectively ..             --                --
    Common stock, $.001 par value; 50,000,000 shares authorized,
       16,036,625 and 16,036,625 shares issued and outstanding,
       respectively .............................................           16,037            16,037
    Additional paid-in capital ..................................          161,938           161,938
    Retained deficit ............................................          (14,025)          (22,048)
                                                                    --------------    --------------
                  Total shareholders' equity ....................          163,950           155,927
                                                                    --------------    --------------

                                                                    $      684,399    $      160,177
                                                                    ==============    ==============

           See accompanying notes to consolidated financial statements

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                     Consolidated Statements of Operations


                                                                April 22, 2003  April 22, 2003
                                                  Six Months     (Inception)     (Inception)
                                                    Ended          Through         Through
                                                   June 30,        June 30,      December 31,
                                                     2004            2003           2003
                                                 ------------    ------------    ------------
                                                 (Unaudited)     (Unaudited)
Revenue:
    Sales ....................................   $    687,141    $       --      $       --
    Rental income ............................          5,589            --              --
    Management fees ..........................          6,866            --              --
                                                 ------------    ------------    ------------
             Total revenue ...................        699,596            --              --

Operating expenses:
    Cost of sales ............................        617,556            --              --
    Selling, general and administrative ......         57,928           7,089          20,426
    Rent, related party (Note 2) .............          1,500             250           1,750
                                                 ------------    ------------    ------------
             Total operating expenses ........        676,984           7,339          22,176
                                                 ------------    ------------    ------------
             Income/(loss) from operations ...         22,612          (7,339)        (22,176)

Non-operating income:
    Interest income ..........................            446            --               128
                                                 ------------    ------------    ------------
             Income/(loss) before income taxes
                and minority interest ........         23,058          (7,339)        (22,048)

Income tax provision (Note 3) ................           --              --              --
                                                 ------------    ------------    ------------
             Income/(loss) before
                minority interest ............         23,058          (7,339)        (22,048)

Minority interest in income of
    consolidated subsidiaries (Note 1) .......        (15,035)           --              --
                                                 ------------    ------------    ------------

                   Net income/(loss) .........   $      8,023    $     (7,339)   $    (22,048)
                                                 ============    ============    ============

Basic and diluted income/(loss) per share ....   $       0.00    $      (0.00)   $      (0.00)
                                                 ------------    ------------    ------------

Basic and diluted weighted average common
    shares outstanding .......................     16,036,625      15,893,604      15,993,719
                                                 ============    ============    ============

          See accompanying notes to consolidated financial statements

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
            Consolidated Statement of Changes in Shareholders' Equity


                                               Preferred Stock         Common Stock        Additional
                                             -------------------   ---------------------    Paid-in       Retained
                                             Shares    Par Value   Shares      Par Value    Capital       Deficit        Total
                                             -------   ---------   ----------  ---------    ---------    ---------    -----------
Balance at April 22, 2003 (inception) ....      --     $     --          --    $    --      $    --      $    --      $      --

May 2003, shares sold in private placement
    offering ($.01/share) (Note 3) .......      --           --    15,865,000     15,865      138,285         --          154,150
July 2003, shares sold in public offering
    ($.20/share) (Note 3) ................      --           --       171,625        172       34,153         --           34,325
Offering costs incurred (Note 3) .........      --           --          --         --        (10,500)        --          (10,500)
Net loss, period ended December 31, 2003 .      --           --          --         --          --         (22,048)       (22,048)
                                             -------   ---------   ----------  ---------    ---------    ---------    -----------

Balance at December 31, 2003 .............      --           --    16,036,625     16,037      161,938      (22,048)       155,927

Net loss, six months ended
    June 30, 2004 (unaudited) ............      --           --          --        --            --          8,023          8,023
                                             -------   ---------   ----------  ---------    ---------    ---------    -----------

Balance at June 30, 2004 (unaudited) .....      --     $     --    16,036,625  $  16,037    $ 161,938    $ (14,025)   $   163,950
                                             =======   =========   ==========  =========    =========    =========    ===========

          See accompanying notes to consolidated financial statements

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                      Consolidated Statements of Cash Flows

                                                                              April 22, 2003    April 22, 2003
                                                             Six Months         (Inception)       (Inception)
                                                                Ended            Through            Through
                                                               June 30,          June 30,        December 31,
                                                                 2004              2003              2003
                                                            --------------    --------------    --------------
                                                             (Unaudited)       (Unaudited)
Cash flows from operating activities:
    Net loss ............................................   $        8,023    $       (7,339)   $      (22,048)
    Adjustments to reconcile net loss to net cash
       used by operating activities:
       Changes in current assets and current liabilities:
          Accounts payable and accrued liabilities ......              154              --               2,500
          Indebtedness to related party (Note 2) ........            3,250               750             1,750
                                                            --------------    --------------    --------------
                     Net cash provided by (used in)
                         operating activities ...........           11,427            (6,589)          (17,798)
                                                            --------------    --------------    --------------

Cash flows from investing activities:
    Payments for construction in progress ...............         (505,654)             --                --
                                                            --------------    --------------    --------------
                     Net cash used in
                         investing activities ...........         (505,654)             --                --
                                                            --------------    --------------    --------------

Cash flows from financing activities:
    Proceeds from related party loans (Note 2) ..........          505,654              --                --
    Proceeds from the sale of common stock (Note 3) .....             --             188,475           188,475
    Payments for deferred offering costs (Note 3) .......             --             (10,500)          (10,500)
                                                            --------------    --------------    --------------
                     Net cash provided by
                         financing activities ...........          505,654           177,975           177,975
                                                            --------------    --------------    --------------

                         Net change in cash .............           11,427           171,386           160,177

Cash, beginning of period ...............................          160,177              --                --
                                                            --------------    --------------    --------------

Cash, end of period .....................................   $      171,604    $      171,386    $      160,177
                                                            ==============    ==============    ==============

Supplemental disclosure of cash flow information:
    Income taxes ........................................   $         --      $         --      $         --
                                                            ==============    ==============    ==============
    Interest ............................................   $         --      $         --      $         --
                                                            ==============    ==============    ==============

           See accompanying notes to consolidated financial statements

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                   Notes to Consolidated Financial Statements


(1)  Nature of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

Across America Real Estate Development Corp. (the "Company") was incorporated under the laws of Colorado on April 22, 2003. The Company plans to finance and develop built-to-suit real estate projects for specific retailers who sign long-term leases for use of the property. The Company plans to create each project such that it will generate income from the placement of the construction loan, rental income during the period in which the property is held, and the capital appreciation of the facility upon sale. Affiliates, subsidiaries and management of the Company will develop the construction and permanent financing for the benefit of the Company.

The accompanying condensed consolidated financial statements include the accounts of Across America Real Estate Development Corp., our wholly owned subsidiary CCI Southeast, LLC ("CCISE"), our 80 percent owned subsidiary Cross Country Properties II, LLC ("CCPII"), and our 50 percent owned subsidiary Cross Country Partners III, LLC ("CCPIII"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management changed the manner in which it presents the Company's operating results and cash flows during the three months ended June 30, 2004. Management no longer considers the Company in the development stage as defined by the FASB Statement of Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." As a result, cumulative operating results and cash flow information are no longer presented in the accompanying financial statements. This change does not affect our operating results or financial position. Accordingly, no pro forma financial information is necessary.

On June 5, 2003, the Company finalized an agreement to begin funding its first real estate development project. The project was with CCPII, a Georgia limited liability company, to build an 8,000 square foot retail building to be occupied by Family Dollar Stores ("FDS"). The Company holds an 80 percent ownership interest in CCPII and had an 80 percent profit-participation interest in the project. Family Dollar Stores signed a ten year lease and occupied the new building on May 3, 2004 and on June 1, 2004 CCPII closed the sale of the building for a price of $687,141. The cost of construction including the cost of land for this building project was $617,556. The Company arranged a construction loan from GDBA Investments, LLLP ("GDBA"), an affiliate and principal shareholder of the Company, to fund the construction of the building for FDS. The construction loan from GDBA Investments, LLLP, which totaled $592,252, was subject to a 1.0 percent origination fee and a 4.0 percent interest rate. Following the sale, CCPII paid off all principal, interest and fees related to the outstanding debt. Interest expense (including the origination fee) on the project totaled $10,929.

On March 30, 2004, the Company entered into an agreement to fund a second real estate development project. This project is with CCPIII to build a 7,000 square foot retail building to be occupied by Advance Auto Parts Stores ("AAP"). The Company holds a 50 percent ownership interest in CCPIII and has a 50 percent profit-participation interest in the project. The estimated cost of construction including the cost of land for this building project is $704,000. In addition, the Company arranged a construction loan from GDBA to fund the construction of this building for AAP. The construction loan will bear interest at the prime rate, as published by the Wall Street Journal on the date the interest is paid, plus one-half of one percent (.5%) per annum and a loan origination fee in the amount of 1.25 percent. The principal, interest and fee are payable upon the earlier of nine months or twelve months, based on certain contingencies, but in any case, not later than February 28, 2007. AAP is scheduled to sign a fifteen year lease and to occupy the new building by the end of December 2004. As of June 30, 2004, CCPIII has incurred $505,654 toward the development of the project, which is included in the accompanying condensed consolidated financial statements as "Construction in progress". CCPIII closed the sale of the building on August 10, 2004 (see Note 5).

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                   Notes to Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at June 30, 2004 (unaudited) or December 31, 2003.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Offering Costs

The Company defers offerings costs, such as legal, accounting and printing costs, until such time as the offering is completed. At that time, the Company offsets the offering costs against the proceeds from the offering. If an offering is unsuccessful, the costs are charged to operations at that time.

Earnings (Loss) per Common Share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At June 30, 2004 (unaudited) and December 31, 2003, there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

Financial Instruments

At June 30, 2004 (unaudited) and December 31, 2003, the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

Year-end

The Company has selected December 31 as its year-end.

(2)  Related Party Transaction

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                   Notes to Consolidated Financial Statements

The Company signed a noncancellable operating lease to rent office space from its majority shareholder. The term of the lease commenced June 1, 2003 and expired December 31, 2003. The Company has exercised an option to extend the lease through December 31, 2004 on the same terms. Payments required under the operating lease are $250 per month. Future minimum rental payments required under the lease total $3,000.

As of June 30, 2004 and December 31, 2003, the Company owed the shareholder $3,250 (unaudited) and $1,750, respectively, for unpaid lease payments. This balance is included in the accompanying financial statements as "Indebtedness to related party".

During the six months ended June 30, 2004, GDBA loaned CCPIII $501,221 (unaudited) for a real estate development project (see Note 1). At June 30, 2004, CCPIII owed GDBA $4,433 (unaudited) for interest and a loan origination fee. These balances are included in the accompanying consolidated financial statements as "Indebtedness to related party".

(3)  Shareholders' Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at June 30, 2004 (unaudited) or December 31, 2003.

Private Placement Offering

During May 2003, the Company conducted a series of private placement offerings whereby it sold 15,865,000 shares of its $.001 par value common stock for $154,150 pursuant to exemptions from registration claimed under Section 3(b), 4(2) and/or 4(6) of the Securities Act of 1933, as amended, including Rule 504 thereunder. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors.

Public Offering

On May 15, 2003, the Company filed a Limited Registration Offering Statement with the Colorado Division of Securities (the "Division") relating to a proposed offering of up to 500,000 shares of the Company's common stock. The Registration was declared effective by the Division on June 9, 2003.

During June and July 2003, the Company sold 171,625 shares of its common stock at $.20 per share pursuant to the Registration. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors on a "best efforts, all-or-none" basis. The Company received net proceeds of $23,825 after deducting offering costs totaling $10,500.

(4)  Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

                  ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.
                   Notes to Consolidated Financial Statements


                                                                  April 22, 2003
                                                   Six Months      (Inception)
                                                     Ended          Through
                                                    June 30,       December 31,
                                                     2004             2003
                                                   ------------   --------------
                                                    (Unaudited)
U.S. Federal statutory graduated rate ..........      15.00%           15.00%
State income tax rate,
  net of federal benefit .......................       3.94%            3.94%
Net operating loss for which no tax
  benefit is currently available ...............     -18.94%          -18.94%
                                                   ---------          --------
                                                       0.00%            0.00%
                                                   =========          ========


At June 30, 2004, deferred tax assets consisted of a net tax asset of $2,750, due to operating loss carryforwards of $14,525, which was fully allowed for, in the valuation allowance of $2,750. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the six months ended June 30, 2004 totaled $(1,425). The current tax expense also totaled $1,425 for the six months ended June 30, 2004.

At December 31, 2003, deferred tax assets consisted of a net tax asset of $4,175, due to operating loss carryforwards of $22,048, which was fully allowed for, in the valuation allowance of $4,175. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the period from April 22, 2003 (inception) through December 31, 2003 totaled $4,175. The current tax benefit also totaled $4,175 for the period from April 22, 2003 (inception) through December 31, 2003. The net operating loss carryforward expires through the year 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

(5)  Subsequent Event

On August 10, 2004, CCPIII closed the sale of its building for a price of $1,078,090 (unaudited). The total cost of construction (including the cost of land) and fees to sell the building project was $834,966 (unaudited).

                                    PART III

Item 1.  Index to Exhibits.

Exhibit                                                               Page or
Number    Description                                            Cross Reference
------    -----------                                            ---------------
 3.1 *    Articles of Incorporation

 3.2 *    Bylaws

10.1 *    Loan Financing Agreement with GDBA Investments, LLLP,

10.2 *    Construction Land Acquisition Loan Agreement with Cross
          Country Properties II, LLC,

10.3 *    Construction Land Acquisition Loan Agreement with Cross
          Country Properties III, LLC,

10.4 Lease Agreement between Moody Group, LLC and Family Dollar Stores of Georgia, Inc.

10.5 Lease Agreement between Cross Country Properties III, LLC and Advance Auto Stores Company.

10.6      Agreement between GDBA RE One, LLC ("Seller") and Alexander V.
          Lagerborg.

10.7 Letter of Intent dated July 1, 2004 between Across America Real Estate Development Corp. and Carwash Management, Inc.

21        List of Subsidiaries.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a)

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a)

32.1      Certification of Chief Executive Officer pursuant to
          18 U.S.C. Section 1350, as adopted pursuant to Section
          906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section
          906 of the Sarbanes-Oxley Act of 2002

     * Previously filed

Item 2. Description of Exhibits.
        ------------------------

 3.1*     Articles of Incorporation, filed on April 22, 2003.

 3.2*     Bylaws of The Company, approved on April 22, 2003.

10.1* Loan Financing Agreement between the Company and GDBA Investments, LLLP, dated June 5, 2003.

10.2* Construction Land Acquisition Loan Agreement between GDBA Investments LLLP and with Cross Country Properties II, LLC, dated June 5, 2003.

10.3* Construction Land Acquisition Loan Agreement between CCI Southeast, LLC, a Colorado limited liability company and Cross Country Properties III, LLC, dated March 30, 2004.

10.4 Lease Agreement dated May 14, 2004 between Moody Group, LLC and Family Dollar Stores of Georgia, Inc.

10.5 Lease Agreement dated March 30, 2004 between Cross Country Properties III, LLC and Advance Auto Stores Company.

10.6 Agreement dated February 1, 2004 between GDBA RE One, LLC ("Seller") and Alexander V. Lagerborg.

10.7 Letter of Intent dated July 1, 2004 between Across America Real Estate Development Corp. and Carwash Management, Inc.

21        List of Subsidiaries.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a)

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a)

32.1      Certification of Chief Executive Officer pursuant to 18 U.S.C.
          Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2      Certification  of Chief  Financial  Officer  pursuant to 18 U.S.C.
          Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     * Previously filed

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ACROSS AMERICA REAL ESTATE DEVELOPMENT CORP.



Dated: September 21, 2004           By:  /s/ Alexander V. Lagerborg
      -------------------                ---------------------------
                                         Alexander V. Lagerborg
                                         President, Chief Executive Officer,
                                         and Director


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.





Dated: September 21, 2004           By:   /s/ Joni K. Troska
       ------------------                 ---------------------------
                                          Joni K. Troska
                                          Treasurer, Chief Financial Officer





Dated: September 21, 2004           By:   /s/ Charles J. Berling
       ------------------                 ---------------------------
                                          Charles J. Berling
                                          Director


Dated: September 21, 2004           By:   /s/ Eric Balzer
       ------------------                 ---------------------------
                                          Eric Balzer
                                          Director